As filed with the Securities and Exchange Commission on September 30,1998
                                              Registration No. 333-___________
_______________________________________________________________________________
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                               _______________
                    NOISE CANCELLATION TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)
           Delaware
59-2501025
(State or Other Jurisdiction of
(I.R.S. Employer
Incorporation or Organization)
Identification No.)
              1025 West Nursery Road, Linthicum, Maryland 21090
                                (410) 636-8700
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)
                               _______________
                             JOHN B. HORTON, Esq.
             Senior Vice President, General Counsel and Secretary
                    Noise Cancellation Technologies, Inc.
                               One Dock Street
                         Stamford, Connecticut 06902
                        (203) 961-0500, Extension 3503
              (Name, Address, Including Zip Code, and Telephone
              Number, Including Area Code, of Agent For Service)
                 Copies of all communications and notices to:
                           WILLIAM P. O'NEILL, Esq.
                            CROWELL & MORING, LLP
                        1001 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20004-2595
                                (202) 624-2500
                                ______________
       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.     |_|
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.    |X|
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and
list  the  Securities  Act  registration   statement  number  of  the  earlier
effective registration statement for the same offering.     |_|  __________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.       |_|  __________
If delivery  of the  prospectus  is expected to be made  pursuant to Rule 434,
check the following box.     |_|  __________
                       CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                                   Proposed
                                    Proposed        Maximum        Amount of
                                     Maximum       Aggregate     Registration
Title of Shares   Amount to be      Aggregate      Offering          Fee
to be Registered   Registered         Price       Per Unit (1)      Price (1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Common Stock     1,786,991         $0.5469      $977,305          $288.31
                    shares
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the Common Stock on the NASDAQ National Market System on September 23, 1998.
_______________________________________________________________________________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

            SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1998

                               PROSPECTUS

                            1,786,991 SHARES

                 NOISE CANCELLATION TECHNOLOGIES, INC.

                              COMMON STOCK
                              ------------
   This offering consists of the resale of 1,786,991 shares of Common Stock which were issued by the Company in a private placement exempt from registration under the Securities Act pursuant to Regulation D thereunder on September 4, 1998.


   All of the foregoing shares of Common Stock may be offered for sale by the holders thereof (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of such shares of Common Stock.

   The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "NCTI". The last sale price reported for such Common Stock on September 29,1998, as quoted by NASDAQ, was $0.5313 per share.

             SEE "RISK FACTORS" ON PAGES 14 THROUGH 27 FOR
              CERTAIN INFORMATION RELATING TO THE COMPANY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 1998

                          TABLE OF CONTENTS

                                                                  Page

Available Information  (Item 2.)..................................  3

Incorporation of Certain Documents by Reference  (Item 12.).......  4

The Company  (Item 3.)............................................  5

Summary Consolidated Financial Data  (Item 3.)....................  8

Recent Developments  (Item 11.)....................................10

The Offering  (Item 1.)............................................13

Risk Factors  (Item 3.)............................................14

Use of Proceeds  (Item 4.).........................................28

Selling Stockholders  (Item 7.)....................................29

Plan of Distribution  (Item 8.)....................................30

Legal Matters  (Item 10.)..........................................31

Experts  (Item 10.)................................................31

                         AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates. The Company is an electronic filer on EDGAR pursuant to Rules 100 and 101 of Registration S-T. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is (http://www.sec.gov).

                            ________________

   NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18267) and are incorporated herein by reference and made a part hereof:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998);

(2) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (including Amendment No. 1 thereto filed on July 1, 1998);

(3) the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998;

(4)  the Company's Current Report on Form 8-K filed on June 3, 1998;

(5)  the Company's Current Report on Form 8-K filed on June 10, 1998;

(6)  the Company's Current Report on Form 8-K filed on July 16, 1998;

(7)  the Company's Current Report on Form 8-K filed on July 29, 1998;

(8)  the Company's Current Report on Form 8-K filed on August 21, 1998; and

(9) the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for copies of such information should be directed to Krystyna Marushak, Investor Relations, Noise Cancellation Technologies, Inc., One Dock Street, Stamford, Connecticut 06902, telephone number (203) 961-0500, extension 3507.

                              THE COMPANY

   Noise  Cancellation  Technologies,  Inc.  ("NCT"  or  the  "Company")
designs, develops, licenses, produces and distributes electronic systems for Active Wave Management including systems that electronically reduce noise and vibration. The Company's systems are designed for integration into a wide range of products serving major markets in the transportation, manufacturing, commercial, consumer products and communications industries. The Company has begun commercial application of its technology through a number of product lines, with 70 products currently being sold, including NoiseBusterR communications headsets and NoiseBuster Extreme!TM consumer headsets, GekkoTMflat speakers, flat panel transducers ("FPTTM"), ClearSpeechTM, microphones, speakers and other products, adaptive speech filters
("ASF"), the ProActiveTM line of industrial/commercial active noise reduction ("ANR") headsets, an aviation headset for pilots, an industrial muffler or "silencer" for use with large vacuums and blowers, quieting headsets for patient use in magnetic resonance imaging ("MRI") machines, and an aircraft cabin quieting system.

   In early 1998, the Company introduced the GekkoTM flat speakers and the ClearSpeechTM corporate intranet telephone software (the "I-Phone") which the Company believes will have wide application in the audio and communications industries. As part of its product line expansion plans, the Company has introduced over 25 new products and associated accessories during 1998.

   In keeping with the direction established in late 1994, during 1998 the Company continued the practice of marketing its technology through licensing to third parties for fees and subsequent royalties. During 1998, the Company has entered into four new technology license agreements. Also during 1998, the Company will receive royalties in connection with the cross license agreement entered into by the Company, Verity Group plc ("Verity") and New Transducers Ltd. ("NXT"), which will include sublicensing of technology to various sublicensees.

   In late 1995, the Company redefined its corporate mission to be a worldwide leader in the advancement and commercialization of Active Wave Management technology. Active Wave Management is the electronic and/or mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality. The Company also revised its strategy, expanding its technology development into areas outside of traditional active noise and vibration control in order to address markets having greater opportunities such as communications and audio. The acquisition of certain assets and all of the intellectual property of Active Noise and Vibration Technologies, Inc. ("ANVT") broadened the Company's portfolio of intellectual property and removed restrictions on the Company regarding licensing of certain jointly held patents (the "Chaplin Patents") to unaffiliated third parties. The Company can now license the Chaplin Patents directly to unaffiliated third parties, which provides the Company with a greater ability to earn technology licensing fees and royalties from such patents. Thus, while the Company continues to focus on products, which the Company believes will generate near term revenue, it is increasing its emphasis on technology licensing fees and royalties. Further, the Company is working continuously to lower the cost of its products and improve their technological performance.

   As distribution channels are established and as product sales and market acceptance and awareness of the commercial applications of the Company's technologies build, revenues from technology licensing fees, royalties and product sales are anticipated to fund an increasing share of the Company's requirements. The revenues from these sources, if realized, will reduce the Company's dependence on engineering and development revenues.

   From the Company's inception through June 30, 1998, approximately 25% of its operating revenues have come from the sale of products and 31% of its operating revenues have come from licensing of the Company's technology, while approximately 44% of its operating revenues have come from engineering and development services.

   Active noise control offers many advantages over traditional passive methods of noise control such as conventional mufflers, ear protectors and acoustical padding. Active noise control systems: (i) generally reduce only unwanted noise and permit desired sounds such as the human voice, music or warning tones to pass freely, (ii) are more successful in attenuating low frequency noise, (iii) contribute to energy savings and provide other economic benefits in various applications, and (iv) generally are smaller and lighter.

   Active Wave Management is the utilization of active noise control technology and certain other technologies which results in the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality.

   NCT believes that it has a significant position in Active Wave Management technology, currently holding 345 patents worldwide and an extensive library of know-how and other unpatented technology.

   The Company has entered into a number of strategic supply, manufacturing and marketing alliances with leading global companies to commercialize its technology. These strategic alliances historically have funded a substantial portion of the Company's research and development, and provided the Company with reliable sources of components, manufacturing expertise and capacity, as well as extensive marketing and distribution capabilities. NCT has continuing relationships with Walker Manufacturing Company ("Walker") (a division of Tennessee Gas Pipeline Company, a wholly owned subsidiary of Tenneco, Inc.), AB Electrolux ("Electrolux"), Analog Devices, Inc. ("ADI"), Ultra Electronics Ltd. ("Ultra"), The Charles Stark Draper Laboratory, Inc. ("Draper"), Applied Acoustic Research, L.L.C. ("AAR"), Hoover Universal, Inc. ("Hoover") and New Transducers, Ltd. ("NXT"), among others, in order to penetrate major markets more rapidly and efficiently, while minimizing the Company's own capital expenditures.

   In March 1995, the Company and Ultra amended their teaming agreement and executed a licensing and royalty agreement for $2.6 million and a future royalty of 1 1/2% of sales commencing in 1998.

   On November 15, 1995, the Company and Walker executed a series of related agreements (the "Restructuring Agreements") regarding the Company's commitment to help fund $4.0 million of product and technology development work and the transfer of the Company's 50% interest in Walker Noise Cancellation Technologies ("WNCT") to Walker. The Restructuring Agreements provided for the transfer of the Company's interest in WNCT (an equally owned partnership between Walker and the Company) to Walker, the elimination of the Company's previously expensed obligation to fund the remaining $2.4 million of product and technology development work, the transfer to Walker of certain Company owned tangible assets related to the business of WNCT, the expansion of certain existing technology licenses and the Company's performance of certain research and development activities for Walker at Walker's expense.

   An important factor for the Company's continuing development is its ability to recruit and retain key personnel. As of August 31, 1998 the Company had 90 employees, including 51 engineers and technical staff. Among its engineering staff and consultants are several scientists and inventors that the Company believes are preeminent in the active noise and vibration control field worldwide.

   The Company was incorporated in Nevada on May 24, 1983. In April 1985, the Company moved its corporate domicile to Florida and assumed its present name, and in January 1987, following the assumption of control of the Company by the present management, it changed its state of incorporation to Delaware. NCT's executive offices, research and product development facility are located at 1025 West Nursery Road, Suite 120, Linthicum, Maryland 21090; telephone number (410) 636-8700. NCT maintains sales and marketing offices at One Dock Street, Suite 300, Stamford, Connecticut 06902; telephone number (203) 961-0500. The Company's European operations are conducted through its product development and marketing facility in Cambridge, England. NCT also maintains a marketing facility in Tokyo, Japan.

                  SUMMARY CONSOLIDATED FINANCIAL DATA

   The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and
"Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference" - Items (1), (2) and (3). Operating results for the period ended June
30, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                             (In Thousands of Dollars and Shares)
                                                    Years Ended December 31,
                              ----------------------------------------------------------------------
                                 1993           1994           1995         1996           1997
                              ----------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
REVENUES
 Product Sales                $  1,728       $  2,337       $  1,589     $  1,379       $  1,720
 Engineering and
development services             3,598          4,335          2,297          547            368
 Technology licensing
fees and other                      60            452          6,580        1,238          3,630
                              --------       --------       --------     --------       --------
      Total revenues          $  5,386       $  7,124       $ 10,466     $  3,164       $  5,718
                              --------       --------       --------     --------       --------
COSTS AND EXPENSES:
 Cost of sales                $  1,309       $  4,073       $  1,579     $  1,586       $  2,271
 Cost of engineering and
development services             2,803          4,193          2,340          250            316
 Selling, general and
administrative                   7,231          9,281          5,416        4,890          5,217
 Research and development        7,963          9,522          4,776        6,974          6,235
 Interest (income)
expense, net                      (311)          (580)           (49)          17          1,397 (4)
 Equity in net (income)
loss of unconsolidated
affiliates                       3,582 (1   )   1,824            (80)          80              -
 Other expense, net                  -            718            552          192            130
                              --------       --------       --------     --------       --------
      Total costs and
      expenses                $ 22,577       $ 29,031       $ 14,534     $ 13,989       $ 15,566
                              --------       --------       --------     --------       --------
 Net loss                     $(17,191) (1)  $(21,907)      $ (4,068)    $(10,825)      $ (9,848)
Less:
 Preferred stock
dividend requirement                 -              -              -            -          1,623
 Accretion of difference
between carrying amount
and redemption amount of
redeemable preferred stock           -              -              -            -            285
                              --------       --------       --------     --------       --------
Net (loss) attributable
to common stockholders        $(17,191) (1)  $(21,907)      $ (4,068)    $(10,825)      $(11,756)
                              ========       ========       ========     ========       ========
 Weighted average number
of common shares
outstanding (2) -- basic
and diluted                     70,416         82,906         87,921      101,191        124,101
                              ========       ========       ========     ========       ========
 Basic and diluted net
loss per share                $  (0.24) (1)  $  (0.26)      $  (0.05)    $  (0.11)      $   (.09)
                              ========       ========       ========     ========       ========

                               (In Thousands of Dollars and Shares)
                                    Six Months Ended June 30,
                                           (Unaudited)
                               ------------------------------------
                                    1997 (4)             1998
                               ------------------------------------
STATEMENTS OF OPERATIONS DATA:
REVENUES
 Product Sales                    $    581              $  1,065
 Engineering and
development services                   213                   149
 Technology licensing
fees and other                       3,210                   346
                                  --------              --------
      Total revenues              $  4,004              $  1,560
                                  --------              --------
COSTS AND EXPENSES:
 Cost of sales                    $    505              $    869
 Cost of engineering and
development services                   200                   128
 Selling, general and
administrative                        2,251                4,454
 Research and development             3,012                3,297
 Interest (income) expense, net       1,467 (4)             (212)
 Other (income) / expense, net            -               (3,382)
                                  ---------             --------
      Total costs and expenses    $   7,435             $  5,154
                                  ---------             --------
 Net (loss)                       $  (3,431)            $ (3,594)
Less:
 Preferred stock
dividend requirement                      -                1,690
 Accretion of difference
between carrying amount and
redemption amount of
redeemable preferred stock                -                  483
 Net loss) attributable
to common stockholders            $  (3,431)            $ (5,767)
                                  =========             ========
 Weighted average number
of common shares outstanding --
basic and diluted                   117,332              135,968
                                  =========             ========
 Basic and diluted net
(loss) per share                  $   (0.03)            $  (0.04)
                                  =========             ========



                                              December 31,
                          ------------------------------------------------------
                             1993       1994       1995      1996       1997
                          ------------------------------------------------------
BALANCE SHEET DATA:
 Total assets                $  29,541    $  12,371     $   9,583    $   5,881    $  17,361

 Total liabilities               6,301        6,903         2,699        3,271        2,984
 Long-term debt                      -            -           105            -            -
 Accumulated deficit           (46,873)     (68,780)      (72,848)     (83,673)     (93,521)
 Stockholders' equity (3)       23,239        5,468         6,884        2,610       14,377
 Working capital
(deficiency)                    19,990          923         1,734       (1,312)      11,696


                          June 30, 1998
                           (unaudited)
                          -------------
BALANCE SHEET DATA:
 Total assets             $     14,776

 Total liabilities               2,382
 Long-term debt                    280
 Accumulated deficit           (97,115)
 Stockholders' equity(3)        12,114
 Working capital                 6,712

(1) In connection with the sale of Common Stock to Tenneco Automotive in December 1993, the Company recognized its share of cumulative losses not previously recorded with respect to its joint venture with Walker amounting to approximately $3.6 million.

(2) Does not include shares issuable upon the exercise of outstanding stock options, warrants and convertible Preferred Stock, since their effect would be antidilutive.

(3)  The Company has never declared nor paid cash dividends on its Common Stock.

(4) Includes interest expenses of approximately $1.4 million relating to the beneficial conversion feature on convertible debt issued in 1997. If the $1.4 million non-cash charge had been allocated and recorded during each quarter of 1997 instead of allocated and recorded entirely in the fourth quarter, the 1997 quarterly results would have been reported as follows:


                                 Three Months Ended           Six Months Ended           Nine Months Ended
                                   March 31, 1997               June 30, 1997            September 30, 1997
                                --------------------        ----------------------      --------------------
 (in thousands, except             As                          As                          As
   per share amounts)           Reported    Adjusted        Reported      Adjusted      Reported    Adjusted
                                --------    --------        --------      --------      --------    --------

Interest (income) expense       $      -    $    179        $     47      $  1,467      $     75    $  1,495

Net profit (loss)                    599         420          (2,011)       (3,431)       (5,178)     (6,598)

Weighted average number of
common shares outstanding -
basic income per share           111,978     111,978         117,332       117,332       121,490     121,490

Net profit (loss) per
common share                    $   0.01    $   0.00        $  (0.02)     $  (0.03)     $  (0.04)   $  (0.05)

                         RECENT DEVELOPMENTS

   On June 16, 1998, the Nasdaq Stock Market, Inc. ("Nasdaq") notified the Company that the Company's Common Stock had failed to maintain a closing bid price of $1.00 or more for the previous thirty (30) consecutive trade dates in accordance with Nasdaq's Marketplace Rule 4450(a)(5). Nasdaq also notified the Company that no delisting action would be initiated at that time and that the Company would be provided ninety (90) calendar days in which to regain compliance with Marketplace Rule 4450(a)(5) which would be achieved if the closing bid price of the shares of the Company's Common Stock equaled or exceeded $1.00 for ten (10) consecutive days before the end of trading on September 14, 1998. In this regard, Nasdaq advised the Company that in the event the Company was unable to achieve compliance, it may seek further procedural remedies. The Company was unable to achieve compliance by September 14, 1998, and on that date delivered its request for a hearing on the matter together with the requested fee to Nasdaq's Hearings Department. Under Nasdaq's procedures delisting is stayed pending the outcome of the hearing.

   Between July 27, 1998 and August 4, 1998, the Company issued and sold 6,000 shares of its Series D Convertible Preferred Stock (the "Series D Preferred Stock") in a private placement pursuant to Regulation D of the Securities Act (the "1998 Preferred Stock Private Placement"). The Company received net proceeds of $5.2 million from the 1998 Preferred Stock Private Placement. Provided the Company's stockholders have approved an increase in the authorized Common Stock of the Company from 185,000,000 shares to 255,000,000 shares, which approval is being sought by the Company at its next Annual Meeting of Stockholders to be held on October 20, 1998, the Series D Preferred Stock is convertible into shares of the Company's Common Stock in accordance with the conversion formula (the "Series D Conversion Formula") and other terms and conditions set forth in the subscription agreements relating to the 1998 Preferred Stock Private Placement (the "Series D Subscription Agreements") and the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock (the "Series D Certificate of Designations") establishing the Series D Convertible Preferred Stock in accordance with the provisions of the General Corporation Law of the State of Delaware. The conversion terms of the Series D Preferred Stock also provide that in no event shall the conversion price as defined and used in the Series D Conversion Formula (the "Conversion Price") be less than $0.50 per share and in no event shall the Company be obligated to issue more than 12,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the 6,000 shares of Series D Preferred Stock issued in the 1998 Preferred Stock Private Placement. The Series D Preferred Stock is also redeemable by the Company in cash or in the Company's Common Stock in accordance with other terms and conditions set forth in the Series D Subscription Agreements and the Series D Certificate of Designations.

   Between July 27, 1998 and August 4, 1998, NCT Audio issued and sold 60 shares of NCT Audio's Series A Convertible Preferred Stock (the "NCT Audio Series A Preferred Stock") in a private placement pursuant to Regulation D of the Securities Act (the "1998 NCT Audio Series A Preferred Stock Private Placement"). NCT Audio received net proceeds of $5.2 million from the NCT Audio Series A Preferred Stock Private
Placement.  Under the terms of the NCT  Audio   subscription agreements
(the "Subscription Agreements") , NCT Audio is required to file a registration statement (the "NCT Audio
Registration Statement") covering the resale of all shares of common stock of NCT Audio issuable, upon conversion of the NCT Audio Series A Preferred Stock then outstanding by a date (the "Filing Deadline") which is not later than thirty (30) days after NCT Audio becomes a "reporting company" under the Securities Exchange Act of 1934, as amended  (the  "Exchange  Act").  The  shares  of  NCT  Audio  Series  A
Preferred Stock become convertible into shares of NCT Audio common stock at any time after the date NCT Audio becomes a "reporting company" under the Exchange Act. The conversion terms of the NCT Audio Series A Preferred Stock also provide that in the event that NCT Audio has not become a "reporting company" under the Exchange Act by December 31, 1998, or the NCT Audio Registration Statement has not been declared effective by the Commission by December 31, 1998, the holders shall be entitled to exchange each share of NCT Audio Series A Preferred Stock for 100 shares of the Company's Series D Preferred Stock and thereafter shall be entitled to all rights and privileges of a holder of the Company's Series D Preferred Stock. Accordingly, if all 60 shares of the NCT Audio Series A Preferred Stock were exchanged for 6,000 shares of the Company's Series D Preferred Stock up to an additional 12,000,000 shares of the Company's Common Stock would become issuable upon the conversion or redemption of such shares of Series D Preferred Stock as described above.

   On July 29, 1998, the Company initiated a plan to repurchase from time to time up to 10 million shares of the Company's Common Stock in the open market pursuant to Rule 10b-18 under the Exchange Act or through block trades. As of September 23, 1998, the Company had repurchased 5,069,000 shares of the Company's Common Stock at per share prices ranging from $0.5313 to $0.5938.

   On August 17, 1998, NCT Audio agreed to acquire substantially all of the business assets of Top Source Automotive, Inc. ("TSA"), a tier one automotive original equipment audio system supplier. On June 11, 1998, NCT Audio paid a non-refundable deposit of $1,450,000 towards the purchase price, which is recorded as an investment in unconsolidated subsidiaries. The total purchase price is $10,000,000, of which at least $4.0 million must be in cash and the balance may be in the form of a 12% secured promissory note due March 31, 1999, and up to $6,000,000 in possible future contingent payments to be paid in either NCT Audio common stock or cash, at the seller's election. The transaction is subject to approval of the shareholders of Top Source Technologies, Inc. ("TST"), TSA's parent company. On July 31,1998, NCT Audio paid TST $2,050,000, to be held in escrow with securities and documentation necessary to represent beneficial ownership of 35% of the total equity rights and interests in TSA, until such time as TST's stockholders approve the sale of the business assets of TSA. Upon such TST stockholder approval, such $2,050,000 will be delivered to TSA and such securities and documentation will be delivered to NCT Audio. If such approval is not obtained, the $2,050,000 will be returned to NCT Audio and the securities and documentation will be returned to TSA. TST's next stockholder meeting is scheduled for November 5, 1998.

   On August 17, 1998, NCT Audio agreed to acquire all of the members' interest in Phase Audio LLC dba Precision Power, Inc. ("PPI"), a supplier of custom automotive audio systems. In consideration, the members of PPI shall receive registered shares of NCT Audio's common stock having an aggregate value of $2,000,000 as calculated using the offering price of such stock in an initial public offering being considered by NCT Audio as a means of raising acquisition funding. NCT Audio also agreed to retire $8.5 million of PPI debt. This acquisition is subject to NCT Audio's receipt of the necessary financing to close the transaction. In addition to the above, on June 17, 1998, NCT Audio provided a working capital loan in the amount of $500,000 to PPI, which is evidenced by a demand promissory note. On August 18,1998, NCT Audio provided an additional working capital loan in the amount of $1,000,000 to PPI, which is also evidenced by a demand promissory note. The unpaid principal balance of these notes bear interest at a rate equal to the prime lending rate plus one percent (1.00%).

   On September 4, 1998, the Company acquired approximately ninety percent (90%) of the issued and outstanding common stock of Advancel Logic Corporation ("Advancel") pursuant to a stock purchase agreement dated as of August 21, 1998 (the "Stock Purchase Agreement") among the Company, Advancel and certain shareholders of Advancel (the "Advancel Shareholders"). The consideration for the acquisition of the Advancel common stock consisted of an initial payment of $1.0 million payable by the delivery of 1,786,991 shares of the Company's authorized and unissued Common Stock which shares are to be registered under the registration statement containing this Prospectus together with future payments, payable in cash or in Common Stock of the Company at the election of the Advancel Shareholders (individually, an "earnout payment" and collectively, the "earnout payments") based on Advancel's earnings before interest, taxes, depreciation and amortization (as defined in the Stock Purchase Agreement) for each of the calendar years 1999, 2000, 2001 and 2002 (individually, an "earnout year" and collectively, the "earnout years"). While each earnout payment may not be less than $250,000 in any earnout year, there is no maximum earnout payment for any earnout year or for all earnout years in the aggregate. To determine the number of shares of the Company's Common Stock issuable in connection with an earnout payment, each earnout payment is to be calculated using the average of the closing prices of the Company's Common Stock for each of the twenty (20) business days following the 21st day after the release of Advancel's audited year-end financials for an earnout year. At that time, Advancel Shareholders will elect to receive payment in cash or Common Stock of the Company. In the event that the Company is unable to cause a registration statement covering the resale of such 1,786,991 shares of the Company's Common Stock to be declared effective by March 15, 1999, and to maintain such registration statement effective for at least thirty (30) days, each Advancel Shareholder shall have the right, until April 15, 1999, to have the Company redeem up to one-third of the initial payment shares acquired by such Advancel Shareholder by paying in cash therefor a sum calculated by using the formula used to determine the number of shares of the Company's Common Stock to be delivered in payment of the initial payment of $1.0 million.

                              THE OFFERING

   This offering consists of the resale of 1,786,991 shares of Common Stock which were issued by the Company in a private placement exempt from registration under the Securities Act pursuant to Regulation D thereunder on September 4, 1998.

   All of the foregoing shares of Common Stock may be offered for sale by the holders thereof (see "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of such shares of Common Stock.



                              RISK FACTORS

   The shares of Common Stock offered hereby represent a speculative investment and entail elements of risk. The following factors, in addition to the other information included or incorporated by reference herein, should be carefully considered before any decision is made to purchase any of the shares of Common Stock offered hereby.

   RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. Statements in this Prospectus and the documents incorporated herein by reference which are not historical facts are forward-looking statements under provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

   Important factors that could cause actual results to differ materially include but are not limited to the Company's ability to: achieve profitability; maintain the listing of the Company's Common Stock on the NASDAQ National Market System; achieve a competitive position in design, development, licensing, production and distribution of electronic systems for Active Wave Management; produce a cost effective product that will gain acceptance in relevant consumer and other product markets; increase revenues from products; realize funding from technology licensing fees, royalties, product sales, and engineering and development revenues to sustain the Company's current level of operation; timely introduce new products; continue its current level of operations to support the fees associated with the Company's patent portfolio; maintain satisfactory relations with its five customers that accounted for 71% of the Company's revenues in 1997; attract and retain key personnel; prevent invalidation, abandonment or expiration of patents owned or licensed by the Company and expand its patent holdings to diminish reliance on core patents; have its products utilized beyond noise attenuation and control; maintain and expand its strategic alliances; and protect Company know-how, inventions and other secret or unprotected intellectual property.

   Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus and the documents incorporated herein by reference will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the documents incorporated herein by reference, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

   CURRENT FINANCIAL CONDITION; CASH POSITION; CONDITIONAL ADEQUACY OF CURRENTLY AVAILABLE FUNDS TO SUSTAIN COMPANY; POSSIBLE NEED FOR ADDITIONAL FINANCING. Cash and cash equivalents amounted to $5.2 million at June 30, 1998. Management believes that currently available funds may not be sufficient to sustain the Company for the next 12 months. Such funds consist of available cash and cash from the exercise of warrants and options, the funding derived from technology licensing fees, royalties and product sales, and engineering development revenue. As noted in "Subsequent Events" in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, and under "Recent Developments" above, the Company received $5.2 million net proceeds from the 1998 Series D Preferred Stock Private Placement. The Company's subsidiary, NCT Audio, also received $5.2 million net proceeds from the 1998 NCT Audio Series A Preferred Stock Private Placement. Continuation as a going concern is dependent upon the level of realization of funding from technology licensing fees and royalties and product sales and engineering and development revenue, all of which are presently uncertain. In the event that technology licensing fees and royalties, product sales, and engineering and development revenue are not realized as planned, then management believes additional working capital financing must be obtained. There is no assurance any such financing is or would become available.

   There can be no assurance that funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to substantially cut back its level of operations. These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

   NO DIVIDENDS. The Company has never declared nor paid dividends on its common stock and has no present intention to do so.

   GOING  CONCERN   UNCERTAINTY   PARAGRAPH  IN  REPORT  OF  INDEPENDENT
AUDITORS. The Company expects to continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and its financial statements have been prepared on that basis. However, this going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations as described in "Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company; Possible Need for Additional Financing" above.

   The Company's independent auditors issued their report on the Company's consolidated financial statements as of and for the year ended December 31, 1997. Their report contains an explanatory paragraph, which discloses certain factors, which are described in Note 1 to the financial statements covered by the report. This paragraph notes that such factors raise substantial doubt as to the Company's ability to continue as a going concern. See "Experts" below. Prospective investors are urged to read carefully the independent auditors' report as well as the consolidated financial statements of the Company and the notes thereto, which are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998).

   HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company incurred a net loss of $9.8 million for the year ended December 31, 1997, and a loss of $3.6 million for the six months ended June 30,
1998. The Company's accumulated deficit at June 30, 1998 was $97.1 million, attributable in substantial part to the costs of developing its proprietary technology. To achieve profitability, NCT must, independently and with strategic allies, successfully develop, manufacture, introduce and market its products in commercial quantities and receive fees and royalties from licensing its proprietary technology.

   LIMITED REVENUES. Although the Company has engaged in marketing activities with regard to the sale or licensing of electronic systems for Active Wave Management including systems that electronically reduce noise and vibration based upon prototypes of such systems, its operating revenues from inception in April 1986 through June 30, 1998, have been limited, aggregating $11.9 million from the sale of such systems, $14.9 million from the licensing of technology relating to such systems and $21.5 million from the performance of engineering and development services, respectively. Although the Company has begun commercial sales of active noise attenuation and other products in a limited number of applications, significant further development will be necessary before many of the Company's potential products will achieve expected commercial end-use applications.

   POSSIBLE FUTURE DILUTION FROM EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS AND CONVERSION OF CONVERTIBLE SECURITIES. On October 6, 1992, the Company adopted a stock option plan (the "1992 Plan") covering 6.0 million shares of the Company's Common Stock and providing for the grant of options to purchase Common Stock of the Company and awards of restricted common stock to employees, officers and directors of the Company. The 1992 Plan was approved by the stockholders at the 1993 Annual Meeting of Stockholders following which said 6.0 million shares were registered under the Securities Act. An amendment to the 1992 Plan adopted by the Option Committee on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting of Stockholders (the "1996 Annual Meeting"), increased the number of shares of Common Stock covered by the 1992 Plan to 10.0 million shares and added active consultants to the Company as persons who are eligible to participate under the 1992 Plan. The Company has reserved 10.0 million shares of Common Stock for issuance upon the exercise of options granted under the 1992 Plan and for issuance upon the grant of restricted stock awards under the 1992 Plan. All of such shares are registered under the Securities Act. As of June 30, 1998, the Company has granted options to purchase 19,833,375 shares of Common Stock under the 1992 Plan of which, 6,740,875 are currently exercisable and 962,500 will become exercisable in increments through October 6, 2001. As of June 30, 1998, the Company has also granted 95,000 shares of restricted stock under the 1992 Plan. On January 15, 1998, the Board of Directors further amended the 1992 Plan (the "1998 Amendment"), subject to stockholder approval, increasing the number of shares of Common Stock covered by the 1992 Plan to 30.0 million shares, adding outside directors of the Company's Board of Directors as persons who are eligible to participate under the 1992 Plan, deleting the formula for grants of awards of restricted Common Stock and options to purchase Common Stock to outside directors and providing for the administration of the 1992 Plan by the Board of Directors of the Company or a committee appointed by the Board of Directors consisting of at least two outside directors. The Company plans to register all of such additional 20.0 million shares under the Securities Act following stockholder approval of the 1998 Amendment. As of June 30, 1998, the Company has granted options to purchase 5,226,000 shares of Common Stock, which will become exercisable upon stockholder approval of the 1998 Amendment, and options to purchase an additional 6,904,000 shares of Common Stock which will become exercisable in increments on the later of the date of stockholder approval of the 1998 Amendment and other dates between such date and February 14, 2002, provided the optionee is then employed by or rendering services to the Company.

   On November 15, 1994, the Company adopted and on May 8, 1995 and November 8, 1995 amended the Noise Cancellation Technologies, Inc. Option Plan for Certain Directors (the "Directors Plan"), pursuant to which options to purchase in the aggregate 821,000 shares of Common Stock were granted to two directors of the Company. The Directors Plan was approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders as to options to purchase in the aggregate 725,000 shares of Common Stock. An amendment to the Directors Plan adopted by the Board of Directors on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting, increased the number of shares of Common Stock covered by the Plan to 821,000 shares and made certain minor changes concerning the Plan's administration. The Company has reserved 821,000 shares of Common Stock for issuance upon the exercise of the options granted under the Directors Plan and has registered such 821,000 shares under the Securities Act. As of June 30, 1998, the Company has granted options to purchase 746,000 shares of Common Stock which are currently exercisable under the Directors Plan.

   As of June 30,  1998,  the Company  has  reserved  378,894  shares of
Common Stock for issuance upon the exercise of warrants and options granted outside the 1992 Plan and the Directors Plan which the Company has registered under the Securities Act. The Company has also reserved 1,305,500 shares for issuance upon the exercise of warrants granted (i)
to  an  investor  in  an  early  1997  private  placement   pursuant  to
Regulation S under the Securities Act (the "Investor Warrant"); and (ii) in partial consideration for services rendered by three placement agents
in  connection  with  the  1997  Preferred   Stock  Private   Placement,
described below, by one financial consultant in connection with another financing completed by the Company and by one consultant in connection with the Companys efforts to complete development and licensing agreements with a large European company; and has reserved an additional 100,000 shares for issuance upon the exercise of options granted to two non-employee directors of the Company, subject to the approval of the Company's stockholders

   On September 23, 1998, the weighted average exercise price for all currently exercisable and outstanding warrants and options was $0.64.

   Between October 10, 1997 and December 4, 1997, NCT Audio raised $4.0 million of equity capital by means of a private placement of 2,145 shares of its common stock pursuant to Regulation D under the Securities Act (the "NCT Audio Financing"). Under the terms of the subscription agreements for the sale and purchase of NCT Audio common stock entered into in connection with this private placement, the purchasers are granted the right commencing 90 days after their purchase of NCT Audio common stock to exchange such common stock for the Company's Common Stock at an exchange ratio which will provide the purchasers a value in the Company's Common Stock equal to the amount paid by the purchasers for NCT Audio common stock in accordance with an agreement between such purchasers and the Company. However, the purchasers may not exercise this exchange right if a registration statement of NCT Audio for an initial public offering of NCT Audio common stock is filed with the SEC within 90 days of the delivery of the purchase price for the NCT Audio common stock by the purchasers thereof, but such exchange right is renewed if such registration statement does not become effective within 180 days after such purchase price delivery. Purchasers of $1.7 million in the aggregate of NCT Audio common stock have agreed to extend such periods from 90 days to 150 days and from 180 days to 240 days, respectively. No such registration statement was filed by the Company within said 150 day period. The Company is under no obligation to register any of the shares of the Company's Common Stock which may be issued in connection with the exercise of the foregoing exchange right although such Common Stock of the Company may be sold pursuant to an applicable exemption from registration. Because the exchange ratio will be determined by using 80% of the average closing bid price of the Company's Common Stock over the five day trading period immediately preceding such date the exchange right is exercised, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued if all of the purchasers of NCT Audio common stock elected to fully exercise their exchange rights. If all of the purchasers of the $4.0 million in the aggregate of NCT Audio common stock purchased pursuant to the foregoing private placements, become entitled to exercise such exchange right and do so at a time when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the date on which the exchange right was exercised was the same as it was on September 23, 1998 ($0.5313 per share) the Company would be required to issue 9.3 million shares of its Common Stock. No assurance can be made that the price of the Company's Common Stock will not be significantly lower than $0.5313 per share in which event a significant number of additional shares of the Company's Common Stock would be issued in connection with such exchange.

   Between November 3, 1997 and December 11, 1997 the Company issued and sold 13,250 shares of its Series C Convertible Preferred Stock (the "Preferred Stock") in a private placement pursuant to Regulation D of the Securities Act (the "1997 Preferred Stock Private Placement"). The Preferred Stock is convertible into shares of the Company's Common
Stock in accordance with the conversion formula (the "Conversion Formula") and other terms and conditions set forth in the subscription agreements relating to the 1997 Preferred Stock Private Placement. The conversion terms of the Preferred Stock also provide that in no event shall the average closing bid price referred to in the Conversion Formula be less than $0.625 per share and in no event shall the Company be obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Preferred Stock. The Preferred Stock is also redeemable by the Company in cash or in the Company's Common Stock in accordance with other terms and conditions set forth in such subscription agreements. Because the calculations required to determine the number of shares of the Company's Common Stock to be issued upon conversion or redemption of the Preferred Stock will be based upon the length of time the Preferred Stock is held as well as the lesser of (x) 120% of the five (5) day average closing bid price of Common Stock immediately prior to the closing date of the purchase of the Preferred Stock being converted or
(y) 20%  below  the five (5) day  average  closing  bid  price of Common

Stock immediately prior to the conversion date thereof, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued upon any such conversion or redemption. All 13,250 shares of the Preferred Stock were issued when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding issuance was higher than the minimum conversion price ($0.625). Therefore under the Conversion Formula if all 13,250 shares of the Preferred Stock were converted or redeemed one year following the issuance thereof and the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the conversion or redemption date was equal to or below $0.625, the Company would be required to issue 27.6 million shares of its Common Stock except that under the terms of conversion as set forth in the subscription agreements and in the Certificate of Designations Preferences and Rights of the Preferred Stock establishing the Preferred Stock in accordance with the provisions of the General Corporation Law of the State of Delaware, the Company is not obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Preferred Stock.

   On June 10, 1998, the Board of Directors of the Company approved and declared advisable an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of Common Stock, which the Company shall be authorized to issue by 70,000,000 shares from 185,000,000 to 255,000,000 shares subject to the approval of the Company's stockholders. Such approval will be sought at the Company's next Annual Meeting of Stockholders on October 20, 1998. Of such additional shares of Common Stock, 20,000,000 shares will be reserved for issuance under the 1998 Amendment to the 1992 Plan described above, stockholder approval for which will also be sought at the October 20,
1998 Annual Meeting. The remaining 50,000,000 of such shares (or all 70,000,000 of such shares if the stockholders do not approve the 1992 Amendment) will be available for acquisitions, public or private financings involving Common Stock or preferred stock or other securities convertible into Common Stock, stock splits and dividends, other present and future employee benefit programs and other corporate purposes.

   Between July 27,1998 and August 4, 1998, the Company issued and sold 6,000 shares of its Series D Preferred Stock in the 1998 Preferred Stock Private Placement. Provided the Company's stockholders have approved an increase in the authorized Common Stock of the Company from 185,000,000 to 255,000,000 shares, which approval is being sought by the Company at its next Annual Meeting of Stockholders to be held on October 20, 1998, the Series D Preferred Stock is convertible into shares of the Company's Common Stock in accordance with the Series D Conversion Formula and other terms and conditions set forth in the Series D Subscription Agreements and the Series D Certificate of Designations. The conversion terms of the Series D Preferred Stock also provide that in no event shall the Conversion Price as defined and used in the Series D Conversion Formula be less than $0.50 per share and in no event shall the Company be obligated to issue more than 12,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the 6,000 shares of Series D Preferred Stock issued in the 1998 Preferred Stock Private Placement nor will the Company be obligated to issue more than 12,000,000 additional shares of Common Stock in the aggregate in connection with the conversion of the 6,000,000 shares of Series D Preferred Stock issuable in exchange for NCT Audio Series A Preferred Stock under the circumstances described in the paragraph below. The Series D Preferred Stock is also redeemable by the Company in cash or in the Company's Common Stock in accordance with other terms and conditions set forth in the Series D Subscription Agreements and the Series D Certificate of Designations. Because the calculations required to determine the number of shares of the Company's Common Stock to be issued upon conversion or redemption of the Series D Preferred Stock will be based upon the length of time the Series D Preferred Stock is held as well as the greater of the Conversion Price (which is determined by the five consecutive trading day average closing bid price of Common Stock immediately prior to the conversion date of the Series D Preferred Stock being converted subject to adjustment) or $0.50, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued upon any such conversion or redemption. However, under the terms of conversion as set forth in the Series D Certificate of Designations, the Company is not obligated to issue more than 24,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the Series D Preferred Stock as contemplated under this and the paragraph below.

   Between July 27, 1998 and August 4, 1998, NCT Audio issued and sold 60 shares of NCT Audio Series A Preferred Stock in the 1998 NCT Audio Series A Preferred Stock Private Placement. Under the terms of the NCT Audio Subscription Agreements, NCT Audio is required to file the NCT
Audio Registration Statement covering the resale of all shares of common stock of NCT Audio issuable, upon conversion of the NCT Audio Series A Preferred Stock then outstanding by the Filing Deadline which is not later than thirty (30) days after NCT Audio becomes a "reporting company" under the Exchange Act. The shares of NCT Audio Series A Preferred Stock become convertible into shares of NCT Audio common stock at any time after the date NCT Audio becomes a "reporting company" under the Exchange Act. The conversion terms of the NCT Audio Series A Preferred Stock also provide that in the event that NCT Audio has not become a "reporting company" under the Exchange Act by December 31, 1998, or the NCT Audio Registration Statement has not been declared effective by the Commission by December 31, 1998, the holders shall be entitled to exchange each share of NCT Audio Series A Preferred Stock for 100 shares of the Company's Series D Convertible Preferred Stock and thereafter shall be entitled to all rights and privileges of a holder of the Company's Series D Preferred Stock. Accordingly, if all 60 shares of the NCT Audio Series A Preferred Stock were exchanged for 6,000 shares of the Company's Series D Convertible Preferred Stock up to an additional 12,000,000 shares of the Company's Common Stock would become issuable upon the conversion or redemption of such shares of Series D Convertible Preferred Stock as described above.

   The possibility of the sale of the shares of Common Stock described in the preceding paragraphs of this "risk factor", all of which (except the shares issuable upon the exercise of the Investor Warrant and the shares described in the paragraph relating to the NCT Audio Financing) the Company plans to register under the Securities Act to the extent they are not now so registered or exempt from the registration requirements of the Securities Act, may adversely affect the market price of the Company's Common Stock.

   MATERIAL DEPENDENCE UPON CERTAIN PATENT AND TRADEMARK RIGHTS; UNCERTAIN PROPRIETARY PROTECTION. No assurance can be given as to the range or degree of protection any patent or trademark issued to, or licensed by, the Company will afford or that such patents, trademarks or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's owned or licensed patents or trademarks will afford protection against competitors with similar technology or trademarks, or that others will not obtain patents claiming aspects similar to those covered by the Company's owned or licensed patents or patent applications. No assurance exists that the Company's owned or licensed patents or trademarks will not be challenged by third parties, invalidated, rendered unenforceable or designed around. Furthermore, there can be no assurance that any pending patent or trademark applications or applications filed in the future will result in the issuance of a patent or trademark. The invalidation or expiration of patents or trademarks owned or licensed by the Company and believed by the Company to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects. Although the Company intends to file for extensions to certain patents, the Company can make no assurances that the U.S. or foreign government patent authorities will grant such extensions.

   The Company has conducted only limited patent and trademark searches and no assurances can be given that patents or trademarks do not exist or will not be issued in the future that would have an adverse effect on the Company's ability to market its products or maintain its competitive position with respect to its products. Substantial resources may be required to obtain and defend patent and trademark rights to protect present and future technology and trademarks of the Company.

   An interference proceeding was initiated with respect to one of the Company's patent applications, which was dismissed by the Board of Patent Appeals and Interferences in July 1997. There has also been an inquiry regarding the product design configuration of one of the Company's products as it relates to a patent held by another company. Another competitor has implied that a possible conflict exists between the Company's application of certain of its technology and a patent recently allowed to the competitor and that the Company's use of what the Company believes is a generic phrase conflicts with a trademark which the competitor has applied for. The Company believes that such claims and inquiry are without merit and intends to oppose them vigorously. Moreover, if such inquiry proves to have any merit, the Company believes it could, without significant cost, modify its product design configuration so as to avoid infringement. The Company does not believe that any damages or costs it may incur as a result of such claims or inquiry would have a material adverse effect on the financial condition of the Company.

   The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors, but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

   RAPID TECHNOLOGICAL CHANGE. Active Wave Management is an evolving industry, characterized by rapid technological change. The Company intends to engage continually in research and development activities, including the improvement of current products and development of new products. There can be no assurance, however, that active noise and vibration attenuation or other applications of Active Wave Management will be accepted by the commercial marketplace, that the introduction of new products or the development of new technologies by others will not render the Company's products obsolete or unmarketable, or that the Company will be able to hire and retain adequate research personnel or be able to finance research activities in this regard.

   RELIANCE UPON STRATEGIC ALLIANCES; COMMERCIAL ACCEPTANCE OF END-PRODUCTS. The Company and certain of its wholly owned subsidiaries have entered into agreements to establish strategic alliances related to the design, development, manufacture, marketing and distribution of its electronic systems and products containing such systems. These agreements generally provide that the Company license its technology and contribute a nominal amount of initial capital and that the other party provide substantially all of the funding to support the alliance. In exchange for this funding, the other party generally receives a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. At June 30, 1998, there were no preferred distributions due to joint venture partners from future profits of the joint ventures.

   The Company conducts its marketing efforts primarily by identifying specific market segments for active noise and vibration attenuation and other Active Wave Management products and, thereafter, seeking to establish strategic alliances with major domestic and international business concerns to support product development, and to manufacture and distribute products for such market segments. The Company's ability to enter into new markets is materially dependent upon determinations by such concerns that the Company's products are suitable for use in their respective end-products, and on the ability and willingness of those concerns to market such products successfully. During 1995, 1996 and 1997 active headset product sales did not increase at the rate previously anticipated and orders for active vehicular mufflers, kitchen exhaust and HVAC fan quieting systems and industrial headsets were not received at volumes or within time frames that had been anticipated by the Company.

   The Company arranges for the supply of actuators, integrated circuits and other electronic components for its active control systems through alliances with manufacturers the Company believes will serve as dependable sources of supply. The Company makes no assurances that these concerns will meet the Company's and its customers' needs for quality components in sufficient quantities at commercially reasonable prices.

   CUMULATIVE LOSSES IN JOINT VENTURES. When the Company's share of cumulative losses in a strategic alliance exceeds its investment and the Company has no obligation to fund such additional losses, the Company suspends applying the equity method of accounting for its investment in such alliance. The estimated aggregate amount of losses in the Company's strategic alliances in excess of the Company's investments which has not been recorded was not considered material at June 30, 1998. The Company will not be able to record any equity in income with respect to an entity until its share of future profits is sufficient to recover any cumulative losses that have not previously been recorded.

   DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL. The Company's operations are, and for the proximate future will be, materially dependent upon the efforts of its executive officers and key technical employees, all of whom serve the Company on a full-time basis but none of whom are contractually obligated to remain in the Company's employ for any material term. Moreover, the Company's growth and expansion into new product applications could require additional expertise in areas such as manufacturing, marketing and distribution, which would place increased demands on the Company's resources and would require the addition of new personnel and the development of additional expertise by existing personnel. Certain academic consultants serve the Company on a part-time basis, and could terminate their relationship with the Company at any time.

   Certain employees and consultants of the Company have been approached by the Company's competitors, and no assurances can be given that the competition will not successfully recruit such personnel. The loss of key personnel or the failure to recruit necessary additional personnel could impede the achievement of the Company's development, commercialization and marketing objectives.

   POSSIBLE  RISKS  ASSOCIATED  WITH  AGREEMENTS  WITH RELATED  PARTIES;
COMMISSIONS AND EXCLUSIVE DISTRIBUTORSHIPS. In 1993 the Company entered into four agreements with QuietPower Systems, Inc. ("QSI") (formerly Active Acoustical Solutions, Inc.) and in 1994 entered into a fifth agreement with QSI. QSI is 33% owned by Environmental Research Information, Inc. ("ERI") and 2% owned by Jay M. Haft, Chairman of the Board of Directors of the Company. Michael J. Parrella, President of the Company owns approximately 12% of the outstanding capital of ERI and Mr. Haft shares investment control over an additional 24% of the outstanding capital of ERI. Under these agreements, QSI is given rights to market certain of the Company's products and technologies to electric and/or natural gas utilities and for use in or with feeder bowls. In one of these agreements, QSI's rights are on an exclusive basis so long as QSI meets certain performance criteria relating to marketing efforts and sales performance. Under one of these agreements, QSI is entitled to receive a sales commission equal to 129% of QSI's marketing expenses attributable to the marketing of the products in question, which expenses are to be deemed to be the lesser of QSI's actual expenses or 35% of the revenues received by the Company from the sale of such products. Commissions and fees payable under all of the other agreements are in accordance with the Company's standard terms and conditions and do not exceed 6%. As of the date of this Prospectus, the Company has not been required to pay any commissions to QSI under these agreements.

   In March 1995, the Company entered into a Master Agreement with QSI under which QSI was granted an exclusive worldwide license under certain NCT patents and technical information to market, sell and distribute transformer quieting products, turbine quieting products and certain other products in the utility industry. Under the Master Agreement, QSI is to fund development of the products by the Company and the Company is to manufacture the products. However, QSI may obtain the right to manufacture the products under certain circumstances including NCT's failure to develop the products or the failure of the parties to agree on certain development matters. In consideration of the rights granted under the Master Agreement, QSI is to pay the Company a royalty of 6% of the gross revenues received from the sale of the products and 50% of the gross revenues received from sublicensing the rights granted to QSI under the Master Agreement after QSI has recouped 150% of the costs incurred by QSI in the development of the products in question. The Company is obligated to pay similar royalties to QSI on its sale of the products and the licensing of rights covered under the Master Agreement outside the utility industry and from sales and licensing within the utility industry in the Far East. In addition to the foregoing royalties, QSI is to pay an exclusivity fee to the Company of $750,000; $250,000 of which QSI paid to the Company in June 1994. The balance is payable in equal monthly installments of $16,667 beginning in April 1995. QSI's exclusive rights become non-exclusive with respect to all products if it fails to pay any installment of the exclusivity fee when due and QSI loses such rights with respect to any given product in the event it fails to make any development funding payment applicable to that product. The Master Agreement supersedes all other agreements relating to the products covered under the Master Agreement, including those agreements between the Company and QSI described above.

   Immediately following the execution to the Master Agreement, the Company and QSI entered into a letter agreement providing for the termination of the Master Agreement at the Company's election if QSI did not pay approximately $500,000 in payables then owed to the Company by May 15, 1995.

   In April 1995, the Company and QSI entered into another letter agreement under which QSI agreed to forfeit and surrender the five year warrant to purchase 750,000 shares of the Company's Common Stock issued to QSI under the first Marketing Agreement described above. In addition, the $500,000 balance of the exclusivity fee provided for under the Master Agreement was reduced to $250,000 to be paid in 30 monthly installments of $8,333 each and the payment of the indebtedness to be paid under the letter agreement described in the proceeding paragraph was revised to be the earlier of May 15, 1996, or the date of closing of a financing of QSI in an amount exceeding $1.5 million, whichever first occurs. Such indebtedness was to be evidenced by a promissory note, non-payment of which would constitute an event of termination under the Master Agreement.

   In May, 1996, the Company and QSI entered into another letter agreement extending the time by which the payments from QSI to the Company under the April 1995 letter agreement described above were to be made. Under the letter the payment of certain arrearages in the payment of the exclusivity fee was to be made not later than June 15, 1996, with the balance continuing to be payable by monthly payments of $8,333 and as provided in the May 1995 letter agreement. In addition the payment of the other indebtedness owed by QSI to the Company was to be paid by a payment of $25,000 at the time QSI obtained certain anticipated financing with the balance paid by monthly payments of $15,000 each. Default in QSI's timely payment of any of the amounts specified in the May 21, 1996 letter agreement was to cause the immediate termination of the Master Agreement and all rights granted to QSI thereunder.

   On April 9, 1997, the Company and QSI entered into another letter agreement revising the payment schedule set forth in the May 21, 1996 letter agreement applicable to the payment of the indebtedness owed to the Company by QSI other than the unpaid portion of the exclusivity fee. Under the revised schedule, the full amount of such indebtedness is to be paid by an initial payment of $125,000 on or before April 21, 1997, and a second payment of $200,000 upon the closing of a proposed financing in June 1997 or on January 1, 1998, whichever first occurs. The Company is also entitled to receive 15% of any other financing obtained by QSI in the interim as well as interest at the rate of 10% per annum on the unpaid amount of such indebtedness from July 1, 1997. The letter agreement also provides for the continuation of QSI's payment of $11,108 by April 21, 1997, for headset products sold by the Company to QSI in 1996. In the event of a default in QSI's timely payment of any of the amounts specified in the April 9, 1997 letter agreement, the Company has the right to cause the termination of the Master Agreement and all rights granted by QSI thereunder upon 10 days notice of termination to QSI.

   As of June 30, 1998, QSI has paid all installments due and payable for the exclusivity fee, and still owes the Company $239,000 which was due on January 1, 1998, and is fully reserved by the Company, and, other than as described above, as of the date of this Prospectus, owes no other amounts to the Company. The Company has been informed by QSI that QSI's failure to pay such $239,000 is attributable to a shortage of cash and other liquid assets.

   The Company believes that the terms of its agreements with QSI are comparable to those that it could have negotiated with other persons or entities.

   COMPETITION. The Company is aware of a number of direct competitors in the field of Active Wave Management. Indirect competition also exists in the field of passive sound and vibration attenuation. The Company's principal competitors in active control systems include Andrea Electronics Corporation, Bose Corporation, Digisonix (a division of Nelson Industries, Inc.), Group Lotus PLC and Lotus Cars Limited, Lord Corporation, Matsushita Electric Industrial Co., Ltd., Sennheiser Electronic Corp. and Sony Corporation, among others. The Company's principal competitors in other fields of Active Wave Management include IBM Corporation, Lucent Technologies, Inc. and Texas Instruments, Incorporated. To the Company's knowledge, each of such entities is pursuing its own technology in active control systems, either on its own or in collaboration with others, and has recently commenced attempts to commercially exploit such technology. NCT also believes that a number of other large companies, such as the major domestic and foreign communications, computer, automobile and appliance manufacturers, and aircraft parts suppliers and manufacturers, have research and development efforts underway in Active Wave Management and active noise and vibration control. Many of these companies, as well as the Company's potential competitors in the passive sound and vibration attenuation field and other entities which could enter the active noise and vibration attenuation field and other fields of Active Wave Management as the industry develops, are well established and have substantially greater management, technical, financial, marketing and product development resources than the Company.

   NASDAQ/NMS LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock currently is quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ/NMS"). The NASDAQ/NMS has adopted quantitative maintenance criteria for continued listing by the NASDAQ/NMS under which the Company is required, among other things, to maintain: (i)
net  tangible  assets  of $4.0  million;  and  (ii) a  market  value  of publicly held shares of $5.0 million. In addition, for continued listing the Company's Common Stock must have a minimum bid price of $1.00. A failure to meet the continued inclusion requirements for minimum bid price is determined to exist if the deficiency continues for a period of thirty (30) consecutive business days. From April 30, 1998, through June 15, 1998, the minimum bid price for the Company's Common
Stock as quoted on the  NASDAQ/NMS  was below  $1.00.  On June 16, 1998, the Company was notified by Nasdaq of such a thirty (30) day  deficiency and that the Company would have a period of ninety (90) calendar days from such notification to achieve compliance with the continued inclusion standard. Compliance can be achieved by meeting the standard for a minimum of ten (10) consecutive business days during the 90 day compliance period. On June 30, 1998, the amount of the Company's net tangible assets was approximately $12.2 million and the market value of its
publicly  held  shares  was  $80.7  million.   Management  believes  the
Company will be able to maintain net tangible assets of at least $4.0 million at least through the year 1998 although no assurance can be given that circumstances will not occur which will cause the Company's net tangible assets to fall below $4.0 million before that time. See "Current Financial Condition; Cash Position; Conditional Adequacy of
Currently  Available  Funds  to  Sustain  Company;   Possible  Need  for
Additional   Financing",    "Going   Concern   Emphasis   Paragraph   in
Accountants'  Opinion",  and "Limited Revenues" above. Because the price of the Company's  Common Stock is dependent on numerous  market  factors not within the Company's control, management is unable to express an opinion of the likelihood that the market value of publicly held shares of the Company's Common Stock will fall below $5.0 million which would occur if the number of publicly held shares of the Company's Common Stock was the same number as existed on September 23, 1998 (141,786,118 shares) and the price per share fell below $0.0353. On September 23, 1998, the price per share of the Company's Common Stock was $0.5313.
On June 16, 1998, Nasdaq notified the Company that the Company's common stock had failed to maintain a closing bid price of $1.00 or more for the previous thirty (30) consecutive trade dates in accordance with Nasdaq's Marketplace Rule 4450(a)(5). Nasdaq also notified the Company that no delisting action would be initiated at that time and that the Company would be provided ninety (90) calendar days in which to regain compliance with Marketplace Rule 4450(a)(5) which would be achieved if the closing bid price of the shares of the Company's common stock equaled or exceeded $1.00 for ten (10) consecutive days before the end of trading on September 14, 1998. In this regard Nasdaq advised the Company that in the event the Company was unable to achieve compliance, it may seek further procedural remedies. The Company was unable to achieve compliance by September 14, 1998, and on that date delivered its request for a hearing on the matter together with the requested fee to Nasdaq's Hearings Department. Under Nasdaq's procedures delisting is stayed pending the outcome of the hearing.

   Failure of the Company to continue to meet the maintenance requirements could result in the Common Stock losing its NASDAQ/NMS designation. The NASDAQ/NMS provides brokers and others with immediate access to the best bid and asked prices and other information about the Common Stock during each trading day. If the Company were to lose its NASDAQ/NMS designation, real-time price information for the Common Stock might cease to be available. As a result, a stockholder might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. In addition, if the Company were to lose the NASDAQ/NMS designation, the Common Stock might no longer qualify as a "margin security" as defined by the Federal Reserve Board.

   If the Company were to lose its NASDAQ/NMS designation and, at any time following the loss of such designation, did not have either (i) net tangible assets in excess of $2.0 million or (ii) average revenue of at least $6.0 million for the last three years, the Common Stock could become subject to the Commission's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities designated as penny stocks to persons other than established customers and certain types of accredited investors. For transactions covered by the penny stock rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The rules also require disclosure by the broker-dealer of commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. If the broker-dealer is the sole market-maker for the penny stock, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer's account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in penny stocks. Thus, if the Common Stock were to fall within the definition of a penny stock, the liquidity of the Common Stock could be reduced and there could be a material effect on the trading market for the Common Stock.

   POSSIBLE VOLATILITY OF COMMON STOCK. The market prices for securities of emerging and high-technology companies have historically been highly volatile. Future announcements concerning the Company or its competitors could have a significant impact on the market price of the Common Stock.

   BLANK CHECK PREFERRED STOCK. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. The Company is authorized to issue 10.0 million shares of Preferred Stock 25,250 shares of which have been designated to date. At September 23, 1998 there were 8,400 shares issued and outstanding. The issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company, which transaction might be viewed favorably by other shareholders. Management is not aware of any efforts to acquire control of or take over the Company.

  RISKS ASSOCIATED WITH YEAR 2000. The Company believes the cost of administrating its Year 2000 Compliance program will not have a material adverse impact on future earnings. However, the potential costs and uncertainties associated with any Year 2000 Compliance program will depend on a number of factors, including software, hardware and the nature of the industry in which the Company, its subsidiaries, suppliers and customers operate. In addition, companies must coordinate with other entities with which they electronically interact, such as customers, suppliers, financial institutions, etc.
The  Company  estimates  that  potential  costs  will  not  exceed  $0.1 million.

  Although the Company's evaluation of its systems is still in process, there has been no indication that the Year 2000 Compliance issue, as it relates to internal systems, will have a material impact on future earnings. While the Company is not aware of any material Year 2000 Compliance issues at its customers and suppliers, such potential problems remain a possibility and could have a material adverse impact on the Company's future results. The Company estimates completion of the evaluation process by June 30, 1999.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has not determined whether the above pronouncements will have a significant effect on the information presented in its financial statements.

   LITIGATION. On or about June 15, 1995, Guido Valerio filed suit against the Company in the Tribunal of Milan, Milan, Italy. The suit requests the Court to award judgment in favor of Mr. Valerio as follows: (i) establish and declare that a proposed independent sales representation agreement submitted to Mr. Valerio by the Company and signed by Mr. Valerio but not executed by the Company was made and entered into between Mr. Valerio and the Company on June 30, 1992; (ii) declare that the Company is guilty of breach of contract and that the purported agreement was terminated by unilateral and illegitimate withdrawal by the company; (iii) order the Company to pay Mr. Valerio $30,000 for certain amounts alleged to be owing to Mr. Valerio by the Company; (iv) order the Company to pay commissions to which Mr. Valerio would have been entitled if the Company had followed up on certain alleged contacts made by Mr. Valerio for an amount to be assessed by technicians and accountants from the Court Advisory Service; (v) order the Company to pay damages for the harm and losses sustained by Mr. Valerio in terms of loss of earnings and failure to receive due payment in an amount such as shall be determined following preliminary investigations and the assessment to be made by experts and accountants from the Court Advisory Service and in any event no less than 3 billion Lira ($18.9 million); and (vi) order the Company to pay damages for the harm done to Mr. Valerio's image for an amount such as the judge shall deem equitable and in case for no less than 500 million Lira ($3.1 million). The Company retained an Italian law firm as special litigation counsel to the Company in its defense of this suit. On March 6, 1996, the Company, through its Italian counsel, filed a brief of reply with the Tribunal of Milan setting forth the Company's position that: (i) the Civil Tribunal of Milan is not the proper venue for the suit, (ii) Mr. Valerio's claim is groundless since the parties never entered into an agreement, and (iii) because Mr. Valerio is not enrolled in the official Register of Agents, under applicable Italian law Mr. Valerio is not entitled to any compensation for his alleged activities. A preliminary hearing before the Tribunal was held on May 30, 1996, certain pretrial discovery has been completed and a hearing before a Discovery Judge was held on October 17, 1996. Submissions of the parties final pleadings were to be made in connection with the next hearing which was scheduled for April 3, 1997. On April 3, 1997, the Discovery Judge postponed this hearing to May 19, 1998, due to a reorganization of all proceedings before the Tribunal of Milan. At the hearing on May 19, 1998, the Discovery Judge established dates for the parties to submit final pleadings and set September 22, 1998 as the date to send the case before the Tribunal of Milan sitting in full bench. As of September 29, 1998, the Company had not been informed of any decision by the Tribunal. Management is of the opinion that the lawsuit is without merit and will contest it vigorously. In the opinion of management, after consultation with outside counsel, resolution of this suit should not have a material adverse effect on the Company's financial position or operations. However, in the event that the lawsuit does result in a substantial final judgment against the Company, said judgment could have a severe material effect on quarterly or annual operating results.

   On June 10, 1998, Schwebel Capital Investments, Inc. ("SCI") filed suit against the Company and Michael J. Parrella, President, Chief Executive Officer and a Director of the Company, in the Circuit Court for Anne Arundel County, Maryland. The summons and complaint in the suit were served on the Company and Mr. Parrella on June 24, 1998. The complaint alleges the Company breached, and Mr. Parrella interfered with, a purported contract entered into "in 1996" between the Company and SCI under which SCI was to be paid commissions by the Company when the Company received capital from investors who purchased debentures or convertible preferred stock of the Company during a period presumably commencing on the date of the alleged contract and allegedly extending at least to May 1, 1998. In this regard, the complaint alleges that SCI by virtue of a purported right of first refusal that the Company did not honor, is entitled to commissions totaling $1,500,000 in connection with the Company's sale of $13,300,000 of preferred stock and a subsidiary of the Company's sale of $4,000,000 of stock convertible into stock of the Company. In the complaint SCI demands judgment against the Company for compensatory damages of $1,673,000, punitive damages of $50,000 and attorneys' fees of $50,000 and demands judgment against Mr. Parrella for compensatory damages of $150,000, punitive damages of $500,000 and attorneys' fees of $50,000 as well as unspecified other appropriate relief. The Company has filed two motions seeking to strike or dismiss certain claims contained in plaintiff's complaint and amended complaint and is awaiting the Court's decision. For this reason and because no discovery has taken place, the Company is unable to assess the likelihood of an adverse result. Management, however, believes it has meritorious defenses and intends a vigorous defense of this suit. However, in the event this suit does result in a substantial final judgment against the Company, said judgment could have a severe material effect on quarterly or annual operating results.

                             USE OF PROCEEDS

   All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders and the Company will not receive any of the proceeds from their sale. The expenses payable by the Company in connection with this registration statement are estimated to be $30,788. There are no other material incremental expenses attributable solely to the issuance and distribution of the above described shares.




                         SELLING STOCKHOLDERS

   The following table sets forth certain information with respect to the Selling Stockholders. The shares of Common Stock set forth therein have been included in the Registration Statement of which this Prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

                                                                     Beneficial
                                                                     Ownership
                                      Beneficial                     of Shares
                                      Ownership                      of Common
                                      of             Number          Stock
                                      Shares of      of Shares       After
                                      Common         of Common       Giving
                    Relationship      Stock at       Stock           Effect to
Name of Selling     With              September      Offered         Proposed
Stockholder         The Company       23, 1998       For Sale        Sale
------------------  ------------      ----------     ---------       ----------

Alliance Advisory                       389,348        89,348        300,000
Partners, LLC
Prakash Bhalerao                         40,939        40,939
Chuck Cheng                               5,117         5,117
Vijay Chougule                           40,939        40,939
Amy Dasso                                   171           171
Sanjay Dave                              13,860        13,860
Cynthia Hughes                            3,412         3,412
Srini Krishnaswami                      255,870       255,870
Derek Lentz                              10,235        10,235
Nina Luu                                    171           171
Robert Maffit                             5,117         5,117
Haresh Makhijani                          5,117         5,117
Rajesh Parekh                            34,116        34,116
Soma Pullela                              3,412         3,412
Vaidyanathan Raghunathan                 74,629        74,629
Vishnu Reddy                             68,232        68,232
Balaji A. Sampath                         3,483         3,483
Lee Scantlin                            170,580       170,580
Anand Sheel                             562,914       562,914
Shiraj Shivji                            85,290        85,290
Mark Snesrud                            255,870       255,870
Patricia Steele                             171           171
Karen Vahtra                              3,412         3,412
Stephen Voorhees                         54,586        54,586
                                      =========      =========       =======
                                      2,086,991      1,786,991       300,000
                                      =========      =========       =======

                          PLAN OF DISTRIBUTION

   The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. Shares of Common Stock offered hereby may be used to cover short sales or other hedging transactions. From time to time, one or more of the Selling Stockholders named herein may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders for purposes hereof.



                             LEGAL MATTERS

   Matters relating to the legality of 1,786,991 shares of Common Stock being offered by this Prospectus have been passed upon for the Company by John B. Horton, Esquire, Senior Vice President and General Counsel of the Company. As of September 30, 1998, Mr. Horton owned 20,000 shares of Common Stock. In addition, Mr. Horton owns 20,000 shares subject to acquisition upon the exercise of currently exercisable warrants and 539,417 shares subject to acquisition upon the exercise of currently exercisable options granted to him under the 1992 Plan, none of which are being offered by this Prospectus.


                                EXPERTS

   The consolidated financial statements of the Company at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 the related financial statement schedule incorporated into this prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998), have been audited by Richard A. Eisner & Company, LLP, Independent Auditors, as set forth in their report included therein (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

   The financial statements of the Company's subsidiary, Noise Cancellation Technologies (UK) Limited, at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 incorporated into this prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998), have been audited by Peters Elworthy & Moore, Chartered Accountants, as set forth in their report included therein (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

      The following table sets forth the estimated  expenses  payable by
the  registrant   with  respect  to  the  offering   described  in  this
Registration Statement:

Securities and Exchange Commission
  registration fee                                              $    288
Legal Fees and expenses                                           15,000 *
Accounting fees and expenses                                      15,000 *
Miscellaneous expenses                                               500 *
                                                   ----------  ----------

Total                                                           $ 30,788 *
                                                   ==========  ==========
_____________
* Estimated


Item 15.    Indemnification of Directors and Officers

Article IX of the Registrant's Certificate of Incorporation provides as follows:

            "(a)  Each  person who was or is made a party or
      is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

            "(b)  If a  claim  under  paragraph  (a) of this
      Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

            "(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

            "(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law."


Item 16. Exhibits (listed according to the number assigned in the table in Item 601 of Regulation S-K)


 Exhibit No.                          Description
 -----------                          -----------

      5 Opinion of John B. Horton, Esquire, Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which this Registration Statement relates.

    23(a)        Consent of Richard A. Eisner & Company, LLP

    23(b)        Consent of Peters Elworthy & Moore

    23(c)        Consent  of John B.  Horton,  Esquire  (contained  in
                 Exhibit 5)

Item 17.    Undertakings

      The undersigned registrant hereby undertakes:

            (a)   (1)   To file,  during any  period in which  offers or
      sales  are  being  made,  a   post-effective   amendment  to  this
      registration statement:

                        (i)   To  include  any  prospectus  required  by
                  section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered
                  (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                        (iii) To include any material  information  with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided,  however,  that the undertakings set forth in paragraphs
      (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (h)   Insofar as  indemnification  for  liabilities  arising
      under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linthicum, Maryland, on this 30th day of September, 1998.

                              NOISE CANCELLATION TECHNOLOGIES, INC.


                              By:   /s/ MICHAEL J. PARRELLA
                                    -----------------------
                                    Michael J. Parrella, President





  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    Signatures                    Capacity                         Date
    ----------                    --------                         ----


/s/ MICHAEL J. PARRELLA     President (Principal Executive   September 30, 1998
------------------------    Officer) and Director
Michael J. Parrella


/s/ CY E. HAMMOND           Senior Vice President and        September 30, 1998
------------------------    Chief Financial Officer
Cy E. Hammond               (Principal Financial and
                            Accounting Officer)

/s/ JAY M. HAFT             Chairman of the Board            September 30, 1998
------------------------    of Directors and Director
Jay M. Haft


/s/ JOHN J. McCLOY          Director                         September 30, 1998
------------------------
John J. McCloy


/s/ SAM OOLIE               Director                         September 30, 1998
------------------------
Sam Oolie


/s/ STEPHAN CARLQUIST       Director                         September 30, 1998
------------------------
Stephan Carlquist


/s/ MORTON SALKIND          Director                         September 30, 1998
------------------------
Morton Salkind

                            EXHIBIT INDEX

                                                              Sequential
Exhibit No.             Description                           Page Number
-----------             -----------                           -----------

     5            Opinion of John B. Horton, Esquire,             39
                  Senior Vice President and General
                  Counsel of the registrant, as to the
                  legality of the Common Stock to which
                  this Registration Statement relates

    23(a)         Consent of Richard A. Eisner & Company, LLP     40


    23(b)         Consent of Peters Elworthy & Moore              41


    23(c)         Consent of John B. Horton, Esquire
                  (contained in Exhibit 5)